Exhibit 12.1

	Successor			Predecessor
	Year-Ended December 31,
	2010	2009	2008	2007(1)
Earnings
Income from continuing operations	$7,435	$42,304	$91,392	$248,378
Fixed charges	22,767	13,539	31,113	—
Total earnings	$30,202	$55,843	$122,505	$248,378

Fixed Charges
Interest Expense	$20,395	$13,458	$31,038	$—
Estimated interest portion within rental expense	94	81	75	—
Write-off of deferred financing costs	2,278	—	—	—
Total fixed charges	$22,767	$13,539	$31,113	$—

Ratio of earnings to fixed charges	1.3x	4.1x	3.9x	—

(1)           The financial statements of BMSMI as of and for the year ended December 31, 2007 were prepared in connection with Avista’s acquisition of Lantheus on January 8, 2008 and contain expense allocations for corporate functions historically provided to BMSMI by BMS and not costs that we would have necessarily incurred as a stand-alone entity. These statements have been prepared using the Predecessor’s bases in the assets and liabilities and the historical results of operations. As a result, the financial statements of BMSMI as of and for the year ended December 31, 2007 are not comparable to our financial statements for subsequent periods.